UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     FORM 12b-25           SEC FILE NUMBER
                                                               0-14609
                           NOTIFICATION OF LATE FILING       CUSIP NUMBER
                                   FORM 10-KSB               02360P-10-4

                        For Period Ended December 31, 1996

PART I - REGISTRANT INFORMATION

                                AMERECO, INC.
                         (Full Name of Registrant)

                         Kal-O-Mine Industries, Inc.
                         (Former Name of Registrant)

                        680 Atchison Way, Suite 800
                           Castle Rock, CO  80104
                  (Address of Principal Executive Office)

PART II - RULES 12b-25(b) AND (c)

         The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b).

PART III - NARRATIVE

     Additional time is required to allow the independent auditors the time necessary to receive all confirmations required to issue their report. The 10-KSB, accountants report and audited financial statements will be filed on or before the date allowed.

PART IV - OTHER INFORMATION

(1)                 Kenneth W. Tribbey       (303) 688-5039
 (Name and telephone number of person to contact in regard to this notification)

(2) All other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports have been filed.

(3) It is not anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                                 AMERECO, INC.
                (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 28, 1997             By:  Kenneth W. Tribbey
                                        Chief Financial Officer